

Mail Stop 7010

April 20, 2009

<u>**via U.S. mail and facsimile**</u>

Michael A. Crosby, Chief Executive Officer
Aria International Holdings, Inc.
4821 29th Street North
Arlington, VA 22207

      **RE: Aria International Holdings, Inc.
              Form 8-K/A Item 4.01
              Filed April 17, 2009
              File # 333-149256**

Dear Mr. Crosby:

        We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. In the third paragraph of your amended Form 8-K/A, it appears you have changed the date of termination of your previous accountants from April 3, 2009, to April 16, 2009. We assume that April 3, 2009, remains the correct date of termination. Therefore, please amend your filing to comply with the requirements of Items 304(a)(1)(iv) and (v) of Regulation S-K and state whether during the registrant's two most recent fiscal years and any subsequent interim period through <u>the date of change in accountants</u> there were any: i) disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, or ii) reportable events (other than the previous auditor's lack of independence).

2. In the fourth paragraph of your amended Form 8-K/A, you state that a copy of the letter dated December 31, 2007 furnished by the former auditor in response to your request is filed as Exhibit 16.1. We note the letter is appropriately dated April 16, 2009, but is filed as Exhibit 16.2. Please revise these two items accordingly.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

4. As requested on page 2 in our comment letter dated April 15, 2009, please provide the three acknowledgments in your next response to us. These are:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant